Exhibit 4.4

Article III, Section 2 of the Bylaws of the Company has been amended to read as follows:

The board of directors shall initially consist of seven (7) members and shall be divided into three classes as nearly equal in number as possible.  The members of each class shall be elected for a term of three years and until their successors are elected or qualified. One class shall be elected by ballot annually. The board of directors shall be classified in accordance with the provisions of the Corporation’s Certificate of Incorporation.  The provisions of this Section 2 shall not be applicable to directors, if any, to be elected or appointed by holders of preferred stock of the Corporation.  The election or appointment of such directors shall be governed by the provisions contained in the Certificate of Designations for the Corporation’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A and the Corporation’s Certificate of Incorporation.

Article III, Section 3 of the Bylaws of the Company has been amended to read as follows:

Each director shall at all times be the beneficial owner of not less than 100 shares of capital stock of the Corporation; provided, however, that no director appointed in accordance with Section 7(b) of the Standard Provisions contained in the Certificate of Designations for the Corporation’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A shall be subject to any stock ownership requirement.